Charles River Laboratories International, Inc.

Conflict Minerals Report

Introduction

Charles River Laboratories International, Inc. is including this Conflict Minerals Report (“Report”) as an exhibit to its Form SD for the year ended December 26, 2015 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

If a Securities and Exchange Commission (“SEC”) registrant manufactures or contracts to manufacture products containing cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten) (collectively, “Conflict Minerals”), and the Conflict Minerals are necessary to such product’s functionality or production, the Conflict Minerals Rule requires that the registrant undertake a reasonable country of origin inquiry. If, as a result of the reasonable country of origin inquiry, the registrant knows or has reason to believe that any Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country as defined in the Conflict Minerals Rule (the “Covered Countries”), and are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals.

We do not manufacture any products. During the year ended December 26, 2015, we contracted to manufacture certain products for which Conflict Minerals are necessary to their functionality or production. This Report describes our due diligence measures on the source and chain of custody of Conflict Minerals necessary to the products we contracted to manufacture during 2015.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to: (i) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all; (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals; and (3) political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of filing of this Report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this Report or to reflect the occurrence of unanticipated events.

Overview

We are a full service, early-stage contract research organization. We have built upon our core competency of laboratory animal medicine and science (research model technologies) to develop a diverse portfolio of discovery and safety assessment services, both Good Laboratory Practice (GLP) and non-GLP, which are able to support our clients from target identification through preclinical development. We also provide a suite of products and services to support our clients’ manufacturing activities.

This Report relates to our products for which: (i) Conflict Minerals are necessary to the functionality or production; (ii) that we contracted to manufacture; and (iii) for which the manufacturing was completed during the fiscal year ended December 26, 2015.

Our Microbial Solutions (formerly known as Endotoxin and Microbial Detection) business, part of our Manufacturing segment, provides in vitro methods for conventional and rapid quality control testing of sterile and non-sterile biopharmaceutical and consumer products. We contract to manufacture for sale to third parties three (3) products that contain electronic components that contain Conflict Minerals.

The “Endosafe®-PTS™ Portable Test System” and the “Endosafe®-nexgen PTS™ Portable Test System” (the “PTS”) are rapid, point-of-use test systems that are comprised of a test cartridge along with a hand-held spectrophotometer instrument. The “Endosafe®-MCS™ Multi-Cartridge System” (the “MCS” and collectively with the PTS, the “Endosafe Products”) combines five (5) PTS instruments (excluding the display, keypad and battery) into a small bench-top test system that connects to a desktop computer with a single USB connector.

As permitted by Instruction (3) to Item 1.01 of Form SD, this Form SD and this Report excludes information regarding products manufactured by our subsidiary, Celsis International Ltd., which we acquired on July 24, 2015.

Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry (“RCOI”), followed by the due diligence procedures outlined below, regarding the Conflict Minerals in our Endosafe Products which are necessary to the products’ functionality or production. As the initial step in the RCOI process, we reviewed parts and materials used in the manufacturing of our Endosafe Products to identify those that may include Conflict Minerals. Those parts and materials identified that may include Conflict Minerals necessary to the functionality or production of the Endosafe Product were then traced back to the direct supplier, or suppliers, from which we purchased the applicable parts or materials. Using lessons learned during 2014, we changed our process to help ensure we have identified all relevant suppliers that potentially provided materials or components used in the manufacture of the Endosafe Products. We also engage the services of a third-party Conflict Minerals service provider to contact the identified suppliers.

We engaged the support of our suppliers to execute our Conflict Minerals programs. Specifically, we: (a) obtained information, representations and annual certifications concerning the presence of necessary Conflict Minerals in our Endosafe Products and (b) provided training to our direct finished good suppliers about the Conflict Minerals Rule and the requirement for suppliers to respond to inquiries from us regarding their use of Conflict Minerals.

Our supply chain with respect to the Endosafe Products is complex, and we do not purchase Conflict Minerals directly from smelters, mines or refiners. We purchase parts and materials directly, or contract with others to manufacture parts, from a large number of suppliers. In most cases, there are multiple layers of third parties in the supply chain between us and the ultimate upstream source of the Conflict Minerals. We therefore requested our direct suppliers to provide information regarding the source and chain of custody of Conflict Minerals included in the Endosafe Products.

Our inquiries did not always reveal definitive answers. For the Endosafe Products, we identified ninety-four (94) suppliers thought to provide components that contain Conflict Minerals. Each supplier was contacted a minimum of four (4) times via email and follow-up telephone calls. Fifty-seven (57) of the suppliers responded, accounting for three hundred and five (305) of three hundred sixty-five (365) components, which is 83.6%. We have not received responses from the remaining thirty-seven (37) suppliers, which accounts for sixty (60) of three hundred sixty-five (365) components or 16.4%, which we identified as potentially containing Conflict Minerals.

Of the 83.6% of suppliers who responded, three (3) of the ninety-four (94) suppliers reported there are no Conflict Minerals in the components sold to us. Fourteen (14) of the ninety-four (94) suppliers reported they are using Conflict Minerals but are not sourcing from any Covered Country. Three (3) suppliers reported they are sourcing from a Covered Country but are not supporting armed groups as they buy exclusively from smelters and refiners that are compliant with the Conflict-Free Sourcing Initiative (“CFSI”). Seventeen (17) suppliers reported they are sourcing from a Covered Country but are not supporting armed groups as they buy exclusively from smelters and refiners that are active with the CFSI. Five (5) suppliers were classified as unknown as they did not know whether they sourced from a Covered Country. Five (5) suppliers reported they did source from a Covered Country and their reported supplier response rate was insufficient to reasonably determine whether all smelters and refiners in the supply chain are compliant with the CFSI. Five (5) suppliers responded with a policy or declaration. Two (2) suppliers reported they do source from a Covered County and they do source from smelters that are not compliant with the CFSI.

In other cases, the responses we received were only partially complete or did not provide sufficient detail to allow us to trace potential Conflict Mineral smelters/refiners back to one of our Endosafe Products. All of our suppliers confirmed use of Conflict Minerals at a company level, but not at the product level.

Given the breadth and complexity of our Endosafe Products and supply chain, and the responses received to date in our RCOI process, we could not determine that our supply chain was not sourcing Conflict Minerals from one or more of the Covered Countries. For this reason, and because we expect our RCOI process to be on-going, we have designed and implemented the due diligence process set forth below.

Due Diligence Process

Due Diligence Framework

For our due diligence, we utilized the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (the “OECD Guidance”). The OECD Guidance was written for both upstream and downstream companies. Since we are a downstream company in the supply chain, our due diligence practices were developed accordingly.

Due Diligence Measures Performed

We undertook to perform the following due diligence measures:

ESTABLISH STRONG COMPANY MANAGEMENT SYSTEMS (STEP 1)

•	Policies and Procedures. We established a Statement on Conflict Minerals Law Compliance (“Conflict Minerals Statement”) available at http://ir.criver.com/phoenix.zhtml?c=121668&p=irol-Compliance, which we also communicated to our suppliers. In addition, we have informed our suppliers that they must respond to inquiries from us regarding their use of Conflict Minerals. We have also provided training to associates responsible for identifying new suppliers to ensure that any new suppliers respond appropriately and in a timely manner to inquiries from us regarding their use of Conflict Minerals.

•	Internal Management Team. We have established a cross-functional Conflict Minerals team with members from the Compliance, Legal, Procurement and Microbial Solutions departments. The cross-functional team designed the due diligence process and the legal department was responsible for documenting this process. Microbial Solutions and procurement were responsible for monitoring suppliers’ responses to our inquiries regarding Conflict Minerals and providing training to our associates responsible for identifying new suppliers. The legal team members were responsible for drafting the disclosures required by the Conflict Mineral Rule. The team held meetings on a regular basis concerning our compliance efforts.

•	Grievance Mechanism. We have established a grievance mechanism for any potential ethical or legal violations involving our business. They can be reported by calling our Compliance & Ethics Hotline at 1-866-294-3699, visiting http://helpline.criver.com or writing to us at 251 Ballardvale Street, Wilmington, Massachusetts 01887, Attn: General Counsel. No one will be subject to retaliation for making a good faith report of a complaint or concern.

•	Engagement with Suppliers. We engaged a third party to support our supplier outreach and engagement efforts. Our third party provider, 3E Company (“3E”), sent a preliminary engagement email to each of our ninety-four (94) suppliers explaining the regulation, reporting requirements and providing access to a resource center containing tutorials and additional information. Two (2) subsequent emails were sent formally requesting the suppliers complete and return a copy of the CMRT 4.01b. Any suppliers who did not respond were contacted via a follow up telephone call. Additionally, 3E performed web-searches for select suppliers to capture publicly available CMRT and smelter lists.

Education: 3E maintains a Conflict Mineral Resource Center (“Resource Center”) web site that is available to all of our suppliers of Conflict Minerals. The Resource Center contains a copy of the most recent CMRT, links to the CFSI list of compliant and active smelters and refineries, and articles and tutorials relating to the Conflict Mineral regulation and compliance.

3E provides live assistance to all of our suppliers in the form of the supplier relations obtainment team. Contact information for these specialists is included in every notice sent by 3E.

Smelter Evaluation: All supplier responses, including smelter information, are aggregated in the 3E Supply Chain platform (“3ESC Platform”). The 3ESC Platform uses the publicly available CFSI smelter and refinery lists to validate whether smelters are recognized as legitimate by CFSI, and further indicates their status within the Conflict-Free Smelter Program when applicable. Ultimately, the 3ESC Platform assigns one of eight categories of risk to each supplier (“Status”). This Status assesses risk and flags suppliers of concern.

Risk Assessment: The 3ESC Platform and robust reporting tools maintain supplier responses and ensure consistency of responses. Data may be easily segregated by material, product or business unit to create benchmarks and monitor supplier responses. Comments may additionally be added to the system to track the review of each response and any corresponding actions taken.

IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN (STEP 2)

•	Identification and Assessment of Supply Chain Risks. We created a process to request information from our suppliers about the origin of Conflict Minerals that are necessary to the functionality or production of our products which involved contracting with a third party as described above. This process is intended to identify smelters in our supply chain.

As part of this process, we asked our suppliers to complete the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). In addition, the suppliers were requested to provide a representation to us that the information provided was complete and accurate.

We reviewed the responses and representations provided by our suppliers for completeness and consistency and followed up with suppliers regarding any responses that we determined were incomplete or required further clarification.

We also compared the names of any smelter identified in the suppliers’ responses to the Standard Smelter Names tab of the CMRT and the list of conflict free smelters and refiners and country of origin information published by the Conflict-Free Sourcing Initiative (“CFSI”).

In early 2016, we asked the suppliers to certify that the information previously provided in their response to the CMRT remained accurate for the entire calendar year 2015. In addition, the suppliers were requested to describe any changes to their previously submitted CMRT.

DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO IDENTIFIED RISKS (STEP 3)

•	Response to Identified Risks. The cross-functional Conflict Minerals compliance team contacted certain suppliers several times to discuss their compliance with our Conflict Minerals Statement. They also summarized and reported the results of the suppliers’ responses and the team’s due diligence and assessment to senior management. We formulated a plan to manage risks relating to the suppliers’ compliance with our Conflict Minerals requirements.

INDEPENDENT THIRD-PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE (STEP 4)

•	Independent Audit of SORs. We do not have a direct relationship with the smelters and refiners used to process the Conflict Minerals necessary to the Endosafe Products and do not perform audits of those smelters and refiners. We rely on industry efforts, such as CFSI, to influence smelters and refiners to become certified as part of CFSI’s Conflict Free Smelter Program. We are researching these industry groups in an effort to join one to support this independent audit.

REPORT ON SUPPLY CHAIN DUE DILIGENCE (STEP 5)

•	Publicly Report on Supply Chain Due Diligence. We prepared this Report for filing with the SEC and prepared a Conflict Minerals Statement which is publicly available.

Due Diligence Results

As noted above, our supply chain is complex and contains many layers for which our direct suppliers have not always been able to identify, verify and report to us the origin of the Conflict Minerals.

Risk Mitigation/Future Due Diligence Measures

We intend to continuously improve upon our supply chain due diligence efforts by implementing the following measures:

•	Continue to evaluate the presence of Conflict Minerals in our supply chain;
•	Monitor and encourage the continued development and progress of traceability measures for suppliers that indicated in 2015 that the source of Conflict Minerals was unknown or undeterminable;
•	Evaluate new suppliers for compliance with our Conflict Minerals requirements during initial business reviews;
•	For new engagements of suppliers which potentially use Conflict Minerals, we will endeavor to require contract terms that mandate the use of responsible sourcing practices, specifically in the area of Conflict Minerals;
•	Continue to communicate our expectations to suppliers;
•	Inclusion of our Conflicts Mineral Statement in engagement correspondence with our suppliers; and
•	Research industry groups to join to support the independent audit.